SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*
__________________

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))
__________________

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)
__________________

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
__________________

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not applicable.	Filing Party: Not applicable.
Form or Registration No.:Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On March 29, 2012, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) held a General Annual Ordinary Shareholders’ Meeting. On April 4, 2012, Genomma filed resolutions adopted at such meeting with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).  Below is an excerpt from such adopted resolutions, summarizing the relevant resolutions:

GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.

GENERAL ANNUAL ORDINARY
SHAREHOLDERS' MEETING
GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
(THE “COMPANY”)

MEETING DATE: MARCH 29, 2012
TIME: 5:00 p.m.
PERCENTAGE IN ATTENDANCE: 85.17% OF THE VOTING SHARES
SUMMARY OF RESOLUTIONS

Item Five. (i) It is resolved to approve the acquisition by the Company, directly or indirectly, of all of the outstanding shares of Prestige Brands Holdings, Inc.’s (“PBH”) common stock, at a price of $16.60 dollars per share, payable in cash; (ii) all legal or other actions taken by the Company and/or its directors, officers and attorneys-in-fact, in connection with or related to the abovementioned acquisition are ratified; (iii) it is resolved to delegate authority to the Board of Directors of the Company to analyze, help negotiate, amend and determine the definitive terms and conditions of the proposed transaction.

Item Six. (i) It is resolved to authorize the Company and/or any specific subsidiary incorporated for purposes of effecting the acquisition of PBH, to obtain one or more secured or unsecured financings from the financial institutions that the Board of Directors determines appropriate and/or to issue any private or publicly traded securities in Mexico or abroad, in an amount sufficient to complete the acquisition of PBH, to pay for all the expenses to be incurred in connection with such transaction and for working capital needs; (ii) it is resolved to authorize the creation of any security interests on all or a portion of the assets of the Company and/or its subsidiaries, and/or the granting or issuance of guaranties by the subsidiaries of the Company, in order to secure the payment obligations of the Company or any specific subsidiary incorporated for purposes of effecting the acquisition of PBH under the financings or issuance of debt securities approved.

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time.  In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) intends to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.